(Excerpt Translation)



                                                               December 19, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in November 2008 (the "Current Month").


1.  Summary
    Number  of  listed  shares  as of the end of the        3,447,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,447,997,492 shares
    Current Month

2.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred                (JPY 0)
    from treasury shares)

3.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred                (JPY 0)
    from treasury shares)

4.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred                (JPY 0)
    from treasury shares)

5.  Stock acquisition rights (5th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares
    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which,aggregate amount of newly issued shares)               (JPY 0)

    (out of which, aggregate amount of shares transferred from           (JPY 0)
    treasury shares)